UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C.  20549

     SCHEDULE 13D

     Under the Securities Exchange Act of 1934

     (Amendment No.     1    )*

     Frederick's of Hollywood, Inc.
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     (Name of Issuer)

     Class A Common Stock, $1.00 par value
--------------------------------------------------------------------------------
     (Title of Class of Securities)

     35582420-2
 ----------------------------------------------------------------------------
          (CUSIP Number)

     David E. Lipson, Chairman
     Royalty Corporation, a Delaware Corporation
     225 W. Washington St., Ste. 2150
     Chicago, IL 60606
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and communications)

                September  9, 1997
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     (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

 Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     SCHEDULE 13D

CUSIP NO. 35582420-2
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1.        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Royalty Corporation
           36-4155442 (FEIN)
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / X /
                                                               (b) /   /
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3.        SEC USE ONLY

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4.         SOURCE OF FUNDS*

           WC, AF, BK
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5.         CHECK BOX OR 2(e) BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d)   /   /

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

           A Delaware corporation
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                    7.    SOLE VOTING POWER

NUMBER OF                 -----------------------------------------------------
SHARES               8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        1,478,258
EACH                      -----------------------------------------------------
REPORTING            9.    SOLE DISPOSITIVE POWER
PERSON
WITH                      -----------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER

                                1,478,258
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,478,258
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN  SHARES*    /   /

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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                50.04%
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14.  TYPE OF REPORTING PERSON *

             OO
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     SCHEDULE 13D

CUSIP No.     35582420-2

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1.          NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Monroe Holdings, L.L.C. , a Nevada limited liability company

             36-4164569
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / x /
                                                                   (b) /   /
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3.          SEC USE ONLY

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4,          SOURCE OF FUNDS*

            WC
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5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             /   /
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6.          CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada
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                      7.    SOLE VOTING POWER

NUMBER OF                   -------------------------------------------------
SHARES                8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                         1,478,258
EACH                        -------------------------------------------------
REPORTING             9.    SOLE DISPOSITIVE POWER
PERSON
WITH
                           -------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER

                                1,478,258
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,478,258
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12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*  /   /

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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.04%
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14.         TYPE OF REPORTING PERSON *

        OO
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4


     SCHEDULE 13D

CUSIP No.     35582420-2

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1.           NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              1995 Investments, L.L.C., a  Nevada limited liability company

               36-4164570
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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / x/
                                                                   (b) /   /
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3.           SEC USE ONLY

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4.           SOURCE OF FUNDS*

     WC
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d) OR 2(e)       /   /
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6.           CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada
----------------------------------------------------------------------------
                   7.    SOLE VOTING POWER

NUMBER OF                ---------------------------------------------------
SHARES             8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                           1,478,258
EACH                     ----------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON
WITH
                         ----------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER

                                    1,478,258
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,478,258
------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   /   /

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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           50.04%
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14.         TYPE OF REPORTING PERSON *

                OO
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     SCHEDULE 13D

CUSIP No.     35582420-2

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1.           NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ECC Spice, L.L.C. , a Delaware  limited liability company


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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / x /
                                                                 (b) /   /
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3.           SEC USE ONLY

----------------------------------------------------------------------------
4.           SOURCE OF FUNDS*

             WC, AF
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5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)             /   /
----------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER

NUMBER OF                 -------------------------------------------------
SHARES             8.     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                            1,478,258
EACH                      ---------------------------------------------------
REPORTING          9.     SOLE DISPOSITIVE POWER
PERSON
WITH
                          --------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER

                                1,478,258
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11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,478,258
------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*     /    /

------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           50.04%
---------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON *

        OO
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ITEM 1.  SECURITY AND ISSUER.

     The undersigned hereby amends this Statement on Schedule 13D (the "Schedule 13D") filed by the undersigned relating to the shares of Class A Common Stock, $1.00 par value per share ("shares"), issued by Frederick's of
 Hollywood, Inc., a Delaware Corporation ("Issuer").   Unless otherwise
 indicated, all capitalized terms used herein shall have the same meaning set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     The funds used for the purchases reported herein, as well as a purchase of shares of Class B Common Stock of Frederick's, are derived from Royalty Corporation's working capital in the aggregate amount of up to approximately
 $ 20.76 million and an additional $44.24 million which will be funded upon consummation of the Merger from the Filers' existing debt financing sources described in the Information Statement (described below) under "Description o Financing of Merger". Royalty's working capital is derived from capital contributions made by members of the Group approximately as follows:



               Monroe Holdings                  $  9,281,796
               1995 Investments                    3,664,140
               ECC Spice                           1,220,688
               Bay View Investors, Ltd.              365,376
               Indosuez Partners                   2,076,000
               Trumarq (Asia) PTE Ltd.             4,152,000
               Total                            $ 20,760,000

     Capital contributions from 1995 Investments and Monroe Holdings were made from their working capital and the capital contribution from ECC Spice
 was made from its working capital and from affiliate investments.   Prior to
 the purchases reported herein, none of the Control Persons had either sole or shared direct or indirect beneficial ownership of the Issuer's Class A
 Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     On June 15, 1997, Royalty, Royalty Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Royalty, and the Issuer entered into an Agreement and Plan of Merger, as amended on July 28, 1997, and as further amended September 8, 1997 ("Merger Agreement"), whereby upon the occurrence of certain specified events, the Issuer would be merged with Royalty Acquisition Corporation. (The Agreement and Plan of Merger, and the first amendment thereto were filed with the U. S. Securities and Exchange
 Commission ("SEC") by the Issuer on Form 8-K on June 20, 1997  and are
 hereby incorporated by reference as though fully set forth herein.  The
 Second Amendment to the Merger Agreement dated September 8, 1997 is attached hereto as Exhibit 7(c)(ii)). Pursuant to the Merger Agreement, (i) each outstanding share of the Issuer's Class A Common Stock and Class B Common
 Stock, each par value $1.00 per share, will be converted into the right to receive $7.75 in cash, without interest, and (ii) each share held by the
 Issuer or any of its subsidiaries or held in the Issuer's treasury is to be canceled, and no payment is to be made with respect thereto ("Merger
 Transaction").   On August 6, 1997 proxy material, including an information statement (the "Information Statement"), was mailed via U.S. Postal Service to all of the Issuer's stockholders who held shares as of July 21, 1997.
 The Information Statement was filed with the SEC on August 4, 1997 and is hereby incorporated by reference as though fully set forth herein.
 Additional solicitation material is expected to be mailed to the Issuer's stockholders in the near future.

     Royalty Corporation entered into the Stock Purchase Agreement with The Frederick N. Mellinger Trust and The Harriett R. Mellinger Trust disclosed herein to acquire shares of Class A Common Stock and Class B Common Stock for $6.90 per share on August 25, 1997, as supplemented September 3, 1997. Pursuant to the Stock Purchase Agreement, Royalty has been granted an irrevocable proxy to vote all of the shares subject to the Agreement in
 favor  of the Merger.   In addition, on September 9, 1997, Royalty purchased
 am aggregate of 195,000 shares of Class A Common Stock of the Issuer in open market transactions, at an average purchase price of $8.21 per share. The primary purpose of entering into the Stock Purchase Agreement and of making the open market purchases disclosed herein was to enhance the Filers' ability to consummate the Merger. Except as disclosed herein or in the Consent solicitation Statement, as to be supplemented, Royalty has taken no action to direct the actions of management or the Board of Directors of the Issuer. Royalty may make additional purchases of Class A Common Stock, or agreements or options with respect to such stock, to further enhance its ownership position. At present, Royalty has not entered into any specific agreements with respect to any such additional purchases.

     The Filers intend to acquire all the shares of both the Class A Common Stock and Class B Common Stock of the Issuer for cash pursuant to the Merger Agreement and to reconstitute the Board of Directors of the Issuer, as described in the Information Statement, after consummation of the Merger.
 As a result of the Merger, the Issuer will become privately held, and consequently will be delisted from the New York Stock Exchange and will terminate its registration pursuant to Section 12g-4 of the Securities Exchange Act.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     (a)-(b) Royalty has direct beneficial ownership, and the members of the Group, Monroe Holdings, 1995 Investments, ECC Spice, Bayview Investors, LTD, Indosuez FOH Partners, and Trumarq (Asia) PTE LTD., share indirect beneficial ownership, of 1,478,258 shares (50.04%) of the Issuer's Class A Common Stock. Each of the members of the Group has deposited all of its respective shares of Royalty and rights thereto into a voting trust which vests all voting and dispositive power of the securities of Royalty to the Trustees ("Voting Trust"). The Trustees of this Voting Trust are David E. Lipson, Nadine E. Lipson, Laurence E. Lipson, and Suzanne L. Saxman whose majority vote determines all voting and investment decisions of the stockholders of Royalty. The Board of Directors of Royalty, David E. Lipson and John H. Friedman have the power to direct corporate action of Royalty at the board level.

     (c) Except for the shares disclosed herein, none of the Filers or Control Persons have purchased shares of the Company's Class A Common Stock within the past 60 days.

  Date of Purchase    Number of Shares    Price Per Share  How Effected
 -----------------    ----------------    ---------------  -------------

    8/25/97             1,283,258*         $6.90           Private Sale
    9/9/97                195,000          $8.21**         Open Market Purchases

* Royalty Corporation is obligated to purchase 463,066 shares of Class A Common Stock from the Harriett R. Mellinger Trust and 820,192 shares of Issuer's Class A Common Stock from the Frederick N. Mellinger Trust on or prior to the Merger Deadline (as defined in the Merger Agreement) pursuant to the Stock Purchase Agreement dated August 25, 1997, as supplemented September 3, 1997.

**  Based upon the average price per share for the shares purchased.

     (d) Not applicable

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     A. On August 25, 1997, as supplemented on September 3, 1997, Royalty entered into the Stock Purchase Agreement to purchase 1,283,258 shares of the Issuer's Class A Common Stock from the Frederick N. Mellinger Trust and the Harriett R. Mellinger Trust for $6.90 per share.

     B. Royalty Corporation, its wholly owned subsidiary Royalty Acquisition Corporation, and the Issuer entered into the Merger Agreement on June 15, 1997, as amended July 28, 1997 and as further amended September 8, 1997, to acquire 100% of the outstanding stock of the Issuer.
The original Merger Agreement and the First Amendment thereto were filed with the U. S. Securities and Exchange Commission ("SEC") by the Issuer on Form 8-K on June 20, 1997 and are hereby incorporated by reference as though fully set forth herein. The Second Amendment to the Merger Agreement is attached hereto as Exhibit 7(c)(ii).

     C. The funds required to consummate the purchases will be provided from the sources identified in the Information Statement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7(c) is amended and restated to read in its entirety as follows:

     (c)(i) Merger Agreement, incorporated by reference from Issuer's Form 8-K filed on June 20, 1997.

     (c)(ii) Second Amendment to Merger Agreement, dated September 8, 1997.

                                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10 1997

                                     ROYALTY CORPORATION

                                     By:  /S/ David E. Lipson
                                     -----------------------------------------
                                     David E. Lipson Chairman of the Board
                                     and President

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1997

                                   MONROE HOLDINGS, L.L.C., by  MONROE
                                   PROPERTY COMPANY, MANAGER

                                   By:  /s/   David E. Lipson
                                      ----------------------------------
                                      David E. Lipson, General Partner of
                                      MONROE PROPERTY COMPANY

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1997

                                    1995 INVESTMENTS, L.L.C., by DEL
                                    1995 TRUST

                                    By:  /s/ Laurence E. Lipson
                                        ---------------------------------
                                        Laurence E. Lipson, Trustee

                                    By:   /s/ Suzanne L. Saxman
                                        -------------------------------------
                                        Suzanne L. Saxman, Trustee

                                    By:   /s/ Nadine E. Lipson
                                        ----------------------------------
                                        Nadine E. Lipson, Trustee

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1997

                                     ECC SPICE, L.L.C., by EASTON CAPITAL
                                     CORP., MANAGER

                                     By:  /s/   John H. Friedman
                                         ------------------------------------
                                         John H.. Friedman, President





                                EXHIBIT 7(c)(ii)

                                 SECOND AMENDMENT
                                     TO
                            AGREEMENT AND PLAN OF MERGER

     THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the
"Second Amendment"), dated this 8th day of September, 1997, to the AGREEMENT AND PLAN OF MERGER (the "Original Merger Agreement"), dated as of June 15, 1997, as amended by that certain FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
 (the "First Amendment"), dated as of July 28, 1997 (the Original Merger Agreement as so amended by such First Amendment, the "Merger Agreement"), by and among FREDERICK'S OF HOLLYWOOD, INC., a Delaware corporation (the "Company"), ROYALTY ACQUISITION CORP., a Delaware corporation ("Buyer"), and ROYALTY CORPORATION, a Delaware corporation ("Parent"), is entered into by and among the Company, Buyer and Parent. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

                                RECITALS

     WHEREAS, the Company, Buyer and Parent have entered into the Merger Agreement providing for the merger of Buyer with and into the Company (the "Merger"), with the Company surviving the Merger;

     WHEREAS, the Company, Buyer and Parent amended the Original Merger Agreement pursuant to the First Amendment;

     WHEREAS, pursuant to the Original Merger Agreement, each issued and outstanding share of Class A Capital Stock and Class B Capital Stock of the Company would have been converted into the right to receive $6.14 per share;

     WHEREAS, Parent and the Frederick N. Mellinger Trust and the Harriet R. Mellinger Trust (the "Trusts") are parties to that certain Stock Purchase Agreement made as of August 25, 1997, as amended by that certain Supplement to Stock Purchase Agreement made as of September 3, 1997 (such Stock Purchase Agreement, as so amended by such Supplement to Stock Purchase
Agreement, the "Stock Purchase Agreement");

     WHEREAS, pursuant to the Stock Purchase Agreement, the Trusts have agreed to sell to Parent, and Parent has agreed to purchase from the Trusts, 1,283,259 shares of the Class A Capital Stock of the Company, representing approximately 43.4% of the issued and outstanding shares of the Class A Capital Stock of the Company, and 3,159,104 shares of the Class B Capital Stock of the Company, representing approximately 53.5% of the issued and outstanding shares of the Class B Capital Stock of the Company;

     WHEREAS, the purchase price for such shares under the Stock Purchase Agreement is $6.90;

     WHEREAS, subsequent to the Original Merger Agreement and in connection with the Stock Purchase Agreement, Buyer agreed to increase the Merger Price to $6.90 per share of Class A Capital Stock and Class B Capital Stock;

     WHEREAS, the Company has received one or more unsolicited bids from third parties offering to pay over $6.90 per share of Class A Capital Stock and Class B Capital Stock;

     WHEREAS, in light of such circumstances, the Company has inquired whether Parent would be willing to increase the Merger Price for each share of Class A Capital Stock and Class B Capital Stock held by stockholders of the Company other than the Trusts (the "Remaining Stockholders");

     WHEREAS, in order to consummate the Merger Agreement with the Company, Parent has indicated its willingness to increase the Merger Price to $7.75 per share of Class A Capital Stock and Class B Capital Stock if, and only if, the Company rejects all other bids and agrees to amending the Merger Agreement in the manner set forth herein;

     WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company's stockholders to agree to such amendment in light of the following circumstances, among others: (1) the existence of the Stock Purchase Agreement and Parent's right to acquire a near majority of the outstanding Class A Capital Stock and a majority of the Class B
 Capital Stock pursuant thereto; (2) Parent's expressed intention to acquire such shares regardless of any action the Board of Directors may take with respect to any third parties; (3) Parent's expressed intention to vote the shares to be acquired by it pursuant to the Stock Purchase Agreement against any transaction the Board of Directors of the Company may approve with any such third party; (4) the high level of comfort the Board of Directors of the Company has with respect to Parent's ability to consummate the transactions contemplated by the Merger Agreement, including but not limited to Parent's ability to pay the Merge r Price (as increased hereby); and (5) concerns by the Board of Directors regarding the likelihood of the consummation of any transaction with any such third party and the resulting consequences to the Remaining Stockholders; and

     WHEREAS, in light of the foregoing and other developments and circumstances, the Company, Buyer and Parent desire to further amend the Merger Agreement in the manner set forth herein;

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

1. Status of Merger Agreement. Except as specifically set forth herein, the Merger Agreement shall remain in full force and effect and shall not be waived, modified, superseded or otherwise affected by this Second Amendment. This Second Amendment shall not be construed as a release, waiver or modification of any of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Merger Agreement, except as specifically set forth herein.

2. Amendments to Merger Agreement. The Merger Agreement is hereby amended in the following respects:

(a) Amendment to Section 2.1. The dollar amount "$6.14" is hereby deleted and replaced with the dollar amount "$7.75".

(b) Amendment to Section 6.2. Section 6.2 is hereby deleted in its entirety and replaced as follows:

"(a) The Company shall cause its directors (even if any of them should resign), John B. Hatfield, attorneys at Loeb & Loeb, attorneys at Morris, Nichols,
 Arsht & Tunnell and representatives of Janney Montgomery Scott
 (collectively, the "Restricted Persons") not to, and shall use its best efforts to cause all other officers, home office management employees, representatives and agents of the Company (including, without limitation, all accountants and all other attorneys and investment bankers)
 (collectively, the "Company Representatives") not to, engage in any discussions or negotiations, or otherwise have any form of contact (whether in person, by phone, written communication, electronically or otherwise), with any person or entity (including, without limitation, any person or entity that has contacted the Company prior to the date hereof) and their respective affiliated and related entities) other than Parent and Buyer (and their agents and representatives) with respect to any proposal (whether solicited or unsolicited, whether previously made, currently in existence or arising in the future) with respect to any acquisition of all or any material portion of the Company by means of a merger, consolidation or other business combination involving the Company or its subsidiaries or acquisition of all or a material portion of the assets or capital stock of the Company or any of its subsidiaries (an "Acquisition Transaction"). In the event that the Company or any of the Company Representatives shall receive any form of communication (whether written, oral, electronic or otherwise) from any person (other than Parent or Buyer and their agents and representatives) acting on behalf of any person or entity interested in any Acquisition Transaction, the Company shall, and the Company shall cause the Company Representatives to, immediately terminate such contact upon ascertaining that such contact involves an Acquisition Transaction. In the event any
Company Representative shall be contacted in person, whether by phone or face-to-face or otherwise, by any person (other than Parent or Buyer and their agents and representatives) acting on behalf of any person or entity interested in any Acquisition Transaction, such Company Representative shall state 'I am prohibited from discussing anything with you', or words to such effect, and shall cease all discussions and contact with such person. Any telephone call from any such person shall not be returned, and all other inquiries (whether in written, oral, electronic or other form) shall not be answered, without the prior written consent of Parent. Neither Parent nor Buyer shall be entitled to terminate this Agreement as a result of any inadvertent breach of the foregoing provisions by any Restricted Person, unless a reasonable possibility exists that the direct or indirect consequence of such breach (together with any other such inadvertent breaches) may be the inability of one or more of the parties hereto to consummate the Merger in accordance with the terms of this Agreement. The Company shall arrange a meeting on Monday, September 8, 1997, among all of the officers of the Company (those officers who are not at the Company's headquarters shall attend by telephone, if available) and at which representatives of Parent may attend in person or by phone. At such meeting, George W. Townson shall inform such officers of the requirements set forth above in this Section 6.2(a) and shall instruct such officers to comply with such requirements to the letter, and shall further instruct such officers to inform the other directors and home office management employees of the Company of such requirements and to instruct such employees to comply with such requirements to the letter. Notwithstanding the foregoing, the Company Representatives may, on the date hereof and only on the date hereof, contact any person or entity that has previously made a proposal for an Acquisition Transaction solely to inform such person or entity that an agreement between the Company, Parent and Buyer has been executed, which agreement provides for the payment of $7.75 per share for all of the Class A and Class B Capital Stock of the Company owned by the Remaining Stockholders. The Company Representatives may not go into any further detail.

(b) The Company shall use its best efforts immediately to advise Parent and Buyer orally (to be confirmed in writing if requested by Parent or Buyer) of the receipt of any inquiries or proposals (whether written, oral, electronic or otherwise) relating to an Acquisition Transaction, including the terms of any such inquiries or proposals, and the actions the Company or its representatives propose to take with respect thereto, shall immediately provide copies of any such inquiries or proposals to Parent and Buyer, and shall not take any action with respect thereto without Parent's prior written consent."

(c) Amendment to Section 10.1. Clause (b) of Section 10.1 is hereby deleted i n its entirety and replaced as follows:

"by any party if, without any material breach by such terminating party of its obligations under this Agreement, the Merger shall not have occurred on or before 5:00 p.m. (Los Angeles time) on November 15, 1997 (the "Merger Deadline"); provided, however, that Parent may, at its option, extend the Merger Deadline up to two times, in each case for an additional six-month period (such that, upon the exercise of the first option, the Merger
Deadline would be extended to May 15, 1998, and upon exercise of the second option, the Merger Deadline would be extended to November 15, 1998). Any such extension shall be exercised by delivery by Parent to the Company, at least ten (10) days prior to the then operative Merger Deadline, of written notice exercising Parent's option to extend the Merger Deadline; provided, however, that Parent shall not be entitled to extend any Merger Deadline unless (i) any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, or (ii) any administrative action, inquiry, investigation or proceeding shall have been commenced by any court or governmental body that has requested the Merger be delayed, and the Company, Parent or Buyer has agreed to comply with such request; or (iii) such extension is for purposes of the Company's, Parent's or Buyer's complying with applicable law relating to consummation of the Merger; provided, however, that as soon as the event causing the extension under subclause
 (i), (ii) or (iii) has been eliminated or complied with, the Company, Parent and Buyer shall then consummate the Merger as soon as legally permissible.
 In the written notice delivered by Parent to the Company, Parent shall specify the basis for the extension under subclause (i), (ii) or (iii) of the immediately preceding sentence and shall also confirm that it reasonably believes it continues to have the necessary financing to consummate the Merger;"

(d)  Amendment to Section 10.2.

     (1) Clause (b) of Section 10.2 is hereby amended by adding the following at the end thereof and before the commencement of Clause (c) thereof:

          "provided, however, that the foregoing shall not apply to any breach of Section 6.2 hereof, and in the event of any breach of said
Section 6.2, Parent or Buyer may immediately terminate this Merger Agreement;"

          (2) Section 10.2 is amended by adding the following sentence to the end thereof:

"Nothing set forth in the immediately preceding sentence shall be construed to indicate that the Board shall be entitled to take the actions described by Clauses (e) or (f) thereof."

(e) Amendment to Section 10.3. Clause (d) of Section 10.3 is hereby deleted i its entirety, and the word "or" shall be inserted before Clause (c) thereof.

(f) Amendment to Section 10.6. Clause (a) of Section 10.6 is hereby amended by replacing the words "the actual out-of-pocket fees and expenses reasonably incurred and paid by such terminating party in connection with the Merger and the transactions contemplated by this Agreement, such amount not to exceed $750,000" with "Four Million, Five Hundred Thousand Dollars ($4,500,000) as compensation and liquidated damages for lost opportunities and reimbursement for out-of-pocket expenses (which out-of-pocket expenses alone Parent and Buyer estimate exceed One Million, Two Hundred Thousand Dollars ($1,200,000))."

(g)  Amendments to Section 10.7.

                    (1) Clause (a) of Section 10.7 is hereby deleted in its entirety and replaced as follows:

     "In the event this Agreement is terminated by Parent or Buyer pursuant to
 Section 10.2(e) or 10.2(f) hereof, or Section 10.2(b) hereof as a result of a breach by the Company of Section 6.2 hereof, the Company shall pay to Buyer the sum of Four Million, Five Hundred Thousand Dollars ($4,500,000) immediately upon demand by Buyer, as compensation and liquidated damages for lost opportunities and reimbursement of out-of-pocket expenses
 (which out-of-pocket expenses alone Parent and Buyer estimate exceed One
  Million, Two Hundred Thousand Dollars ($1,200,000))."

     (2)  Clause (b) of Section 10.7 is hereby amended by deleting: (i)
"Seven Hundred Fifty Thousand Dollars ($750,000)" in Clause (i) thereof and replacing such amount with "Four Million, Five Hundred Thousand Dollars ($4,500,000)"; and (ii) "One Million Dollars ($1,000,000)" in Clause (ii) thereof and replacing such amount with "Four Million, Five Hundred Thousand Dollars ($4,500,000)". In addition, the following sentence shall be added to the end of Section 10.7(b): "Notwithstanding the foregoing, in the event of the termination of this Agreement pursuant to Section 10.2(c) as a result of the failure of the condition set forth in Section 7.1 to be satisfied,
Buyer shall not be entitled to any payment under this Section 10.7(b) unless
 Parent shall have used its best efforts to cause the shares of Class A and Class B Capital Stock that Parent is entitled to purchase pursuant to the Stock Purchase Agreement to be voted in favor of the Merger, and the Company shall not have taken any position or action to cause the Class A or Class B Common Stock of the Company not to be voted in favor of the Merger. If the Company takes any such position or action and the Merger is not approved, Buyer shall be entitled to such fee of Four Million, Five Hundred Thousand Dollars ($4,500,000)."

(h) Amendment to Article X. A new Section 10.9 is hereby added to the Merger Agreement as follows:

     "Section 10.9 Termination Not Effective Except Upon Payment of Fees. No termination of this Agreement by the Company shall be effective unless and until Parent and Buyer have received payment in full of the amounts, if any, required under this Article X."

     3. Representations and Warranties of the Company, Buyer and Parent. Each of the Company, Buyer and Parent represents and warrants that its execution, delivery and performance of this Second Amendment has been duly authorized by all necessary corporate action and this Second Amendment is the legal, valid and binding obligation of such entity, enforceable against such entity in accordance with its terms. The Company further represents and warrants to Buyer and Parent that (a) the Company will deliver to Parent within three (3) business days following the date hereof true and complete copies of resolutions adopted and approved by the Board of Directors reconfirming approval of the Merger Agreement, including without limitation, the Merger Agreement as amended by this Second Amendment, and the transactions contemplated thereby; and (b) no action has been taken by the Board of Directors of the Company subsequent to the date and time thereof that modifies or affects such resolutions or the matters approved thereby.

     4. Board Observation Right. From and after the date hereof and until termination of the Merger Agreement in accordance with its terms, the Company hereby grants to Parent the right to appoint, in its sole discretion, one person to act as an observer (the "Observer") at all meetings of the Board of Directors held on or after the date hereof (whether such meetings are held in person, by telephone, electronically or otherwise). In connection therewith, the Company shall (a) provide to Parent all information
 (including, without limitation, notices of meetings of the Board of Directors of the Company) that the Company shall provide to any member of the Board of Directors, in such person's capacity as such, concurrently with the delivery of such information to any such director and (b) permit, and make arrangements for, a person designated by Parent in writing as the
Observer to attend any such meeting of the Board of Directors in an easily accessible manner. Until the termination of the Merger Agreement in accordance with its terms, at least twenty-four (24) hours prior to executing any action by written consent, the Board of Directors shall provide a true and complete copy of such proposed consent to the Observer. Nothing set forth in the immediately preceding sentence shall limit the obligations of the Company under this Section 4 to provide copies of any proposed written consent to the Observer concurrently with the delivery thereof to members of the Board of Directors.

     5.   Grant of Option Upon the Occurrence of Certain Events.

In the event that the Company shall issue or grant to any person or entity any option, warrant or other right to purchase or acquire any other rights in any shares of Class A Capital Stock, Class B Capital Stock, any other capital stock or any other securities of the Company, concurrently therewith, solely by operation of this Section 5, and with no further action on the part of the Company or its Board of Directors, Parent shall receive an identical option, warrant or right, as the case may be, to purchase the same securities or rights described therein in the identical amounts, at the identical purchase price and on the identical provisions issued or granted to such other person or entity. Nothing set forth herein shall limit or otherwise affect any rights Parent and Buyer may have under the Merger Agreement or otherwise as a result of the Company's having issued or granted any such option, warrant or right to any such person or entity.

     6. Press Release. As promptly as possible following the execution of this Second Amendment, the Company shall issue a press release in a form acceptable to Parent that shall include a statement announcing that the Board has reapproved the Merger Agreement at a price of $7.75 per share, a statement reconfirming the existence of the Stock Purchase Agreement, a statement that the Board of Directors has rejected the most recent unsolicited bid, and such other statements as may be requested by Parent and accepted by the Company (which acceptance will not be unreasonably withheld).

     7. Best Efforts. The parties reconfirm their intentions and agree to use their reasonable best efforts to consummate the Merger as soon as possible.
  In connection therewith, the Company agrees to contact the Securities and Exchange Commission (the "Commission") as promptly as possible following the execution of this Second Amendment, to apprise the Commission of the execution of this Second Amendment, the issuance of the press release required by
 Section 6 hereof, and all material developments that have happened since the Commission was last contacted by the Company or it last contacted the Company. One or more representatives of Parent, at Parent's election, shall be entitled, and the Company shall cause its representatives to allow such representative(s) of Parent, to participate in such telephone conversation with the Commission (and any future telephone or in person meetings with the Commission, other than unexpected telephone calls from the Commission that are answered by a Company representative at the time the Commission places such call). The Company shall provide copies of any materials to be filed or otherwise supplied to the Commission to Parent sufficiently in advance of such filing or submission for Parent to comment on such materials before such filing, and shall make such changes as Parent shall reasonably request prior to such filing or submission. Other than the obligations and rights described in the second sentence hereof, the Company shall have the same obligations set forth above with respect to the Commission, and Parent shall have the same rights set forth above with respect thereto, with respect to all other governmental authorities, the New York Stock Exchange, the National Association of Securities Dealers and any other similar organization that may assert jurisdiction or an interest in the transactions contemplated by the Merger Agreement.

     8. Defense of Proceedings. In the event any claim, action, suit, hearing, arbitration, governmental investigation or other proceeding
(whether public or private) is brought or threatened by any governmental authority or any other person or entity against the Company, and/or any director, officer, employee, representative or agent of the Company
(a "Proceeding"), in connection with the Merger Agreement (including, without limitation, this Second Amendment) or any of the transactions contemplated by the Merger Agreement (including, without limitation, this Second Amendment), the Company shall immediately advise Parent of the commencement, or threat, of any such Proceeding and shall provide to Parent a summary of any orally communicated threats, and a copy of all written materials received in connection with any such proceeding or threat, including, without limitation, any complaints, briefs, orders, correspondence and similar materials. Parent shall be entitled to participate in (but not control) the defense of any such action, with its own counsel, at its own expense. The Company shall not settle any such Proceeding, or threatened Proceeding, without the prior written consent of Parent, not to be unreasonably withheld.

     9. Executed Merger Documents. Promptly after the date hereof, the parties shall use their best efforts to prepare such additional documents as may be necessary to consummate the Merger, and the Company shall execute such documents, and shall cause its directors, officers and employees to execute such documents, as shall be reasonably requested by Parent, and shall deposit such documents with counsel for Parent until such time as any additional waiting period that may be imposed by the Commission expires; provided, however, that all documents and monies relating to termination agreements, employment, non-competition and consulting agreements, and resignations shall be exchanged and delivered in accordance with the Merger Agreement. The parties intend that all such documents (other than the documents referred to in the proviso in the immediately preceding sentence) be prepared, executed and delivered to such counsel such that no further action by the Company's Board of Directors, officers or other representatives shall be necessary upon the expiration of any such additional waiting period for the
Merger to be consummated, except for such actions as may be required in connection with the documents referred to in the proviso in the immediately preceding sentence. Nothing set forth herein shall limit or affect the Company's obligations under Section 7 hereof or Section 6.4 of the Merger Agreement even after delivery of such executed documents.

     10. Counterparts. This Second Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

     11. Governing Law. This Second Amendment shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.


                          [SIGNATURE PAGE FOLLOWS THIS PAGE]

IN WITNESS, WHEREOF, the Company, Buyer and Parent have caused this Second Amendment to be signed by their respective duly authorized officers as of the date first written above.

COMPANY:                              BUYER:

FREDERICK'S OF HOLLYWOOD, INC.        ROYALTY ACQUISITION CORP.

By:   /s/ George S. Townson           By:  /s/ David E. Lipson
   --------------------------         --------------------------------------
Title: President                      Title: Chairman and President

                                      PARENT:

                                      ROYALTY CORPORATION

                                      By:  /a/ David E. Lipson
                                      --------------------------------------
                                      Title: Chairman and President